ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year Ended December 31, 2020

ALAMOS GOLD INC.
For the Year Ended December 31, 2020

2020 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated February 23, 2021, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020 and 2019, and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 51.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2020 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Financial Results (in millions)
Operating revenues	$226.6	$186.0	$748.1	$683.1
Cost of sales (1)	$135.8	$136.0	$482.0	$521.4
Earnings from operations	$81.3	$41.6	$227.6	$126.0
Earnings before income taxes	$85.8	$43.8	$218.2	$128.9
Net earnings	$76.9	$38.0	$144.2	$96.1
Adjusted net earnings (2)	$58.2	$32.1	$156.5	$83.5
Earnings before interest, depreciation and amortization (2)	$133.6	$88.4	$381.7	$296.4
Cash provided by operations before working capital and cash taxes(2)	$126.5	$81.7	$382.9	$293.1
Cash provided by operating activities	$131.4	$77.8	$368.4	$260.4
Capital expenditures (sustaining) (2)	$27.5	$23.3	$82.1	$76.8
Capital expenditures (growth) (2) (3)	$41.9	$43.6	$151.2	$169.1
Capital expenditures (capitalized exploration) (4)	$4.0	$6.0	$12.8	$17.7
Operating Results
Gold production (ounces)	120,400	122,100	426,800	494,500
Gold sales (ounces)	121,831	127,148	424,325	494,702
Per Ounce Data
Average realized gold price	$1,860	$1,463	$1,763	$1,381
Average spot gold price (London PM Fix)	$1,874	$1,481	$1,770	$1,393
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,115	$1,070	$1,136	$1,054
Total cash costs per ounce of gold sold (2)	$733	$722	$761	$720
All-in sustaining costs per ounce of gold sold (2)	$1,030	$972	$1,046	$951
Share Data
Earnings per share, basic and diluted	$0.20	$0.10	$0.37	$0.25
Adjusted earnings per share, basic and diluted(2)	$0.15	$0.08	$0.40	$0.21
Weighted average common shares outstanding (basic) (000’s)	392,720	391,076	391,675	390,160
Financial Position (in millions)
Cash and cash equivalents			$220.5	$182.8
Debt and financing obligations			$—	$—
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense. For the three months and twelve months ended December 31, 2020, cost of sales also includes COVID-19 costs of $nil and $6.5 million, respectively
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures
(3)Includes growth capital from operating sites. Excludes the Island Gold royalty repurchase completed in March 2020 for $54.8 million, and the acquisition of Trillium Mining Corp for $19.5 million in December 2020
(4)Includes capitalized exploration at Mulatos and Island Gold

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2020 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Gold production (ounces)
Young-Davidson	48,000	48,000	136,200	188,000
Mulatos	31,200	34,100	150,800	142,000
Island Gold	41,200	38,600	139,000	150,400
El Chanate (1)	—	1,400	800	14,100
Gold sales (ounces)
Young-Davidson	48,094	51,694	134,987	188,785
Mulatos	31,132	34,127	149,724	141,496
Island Gold	42,605	39,652	139,614	149,746
El Chanate (1)	—	1,675	—	14,675
Cost of sales (in millions)(2)
Young-Davidson	$60.8	$59.4	$201.3	$231.1
Mulatos	$41.3	$35.8	$168.8	$138.9
Island Gold	$33.7	$36.4	$111.9	$129.4
El Chanate (1)	$—	$4.4	$—	$22.0
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,264	$1,149	$1,491	$1,224
Mulatos	$1,327	$1,049	$1,127	$982
Island Gold	$791	$918	$801	$864
El Chanate (1)	$—	$2,627	$—	$1,499
Total cash costs per ounce of gold sold (3)
Young-Davidson	$792	$766	$1,019	$800
Mulatos	$986	$820	$816	$784
Island Gold	$481	$507	$451	$495
El Chanate (1)	$—	$2,448	$—	$1,390
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$934	$1,083	$1,214	$1,047
Mulatos	$1,426	$891	$1,032	$868
Island Gold	$676	$653	$660	$656
El Chanate (1)	$—	$2,448	$—	$1,411
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$19.5	$27.0	$101.7	$99.9
Mulatos(5)	$20.5	$9.5	$42.1	$54.2
Island Gold (6)	$26.9	$24.7	$80.8	$68.9
Other	$6.5	$11.7	$21.5	$40.6
(1)El Chanate transitioned to the reclamation phase of the mine life in the fourth quarter of 2019. Incremental production is a result of rinsing the leach pad. Gold sales from El Chanate in 2020 are not included in revenue and cost of sales.
(2)Cost of sales includes mining and processing costs, royalties and amortization.
(3)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(4)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(5)Includes capitalized exploration at Mulatos of $0.2 million and $0.9 million for the three and twelve months ended December 31, 2020 (spending of $1.3 million for the three and twelve months ended December 31, 2019).
(6)Includes capitalized exploration at Island Gold of $3.8 million and $11.9 million for the three and twelve months ended December 31, 2020 (spending of $4.7 million and $16.4 million for the three and twelve months ended December 31, 2019); 2020 capital expenditures exclude the Island Gold royalty repurchase for $54.8 million and the acquisition of Trillium Mining Corp for $19.5 million.

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2020 Management’s Discussion and Analysis
2020 Highlights

Fourth Quarter 2020
•Generated quarterly free cash flow1 of $58.0 million, the second consecutive quarter with strong free cash flow, driven by higher margins at all operations
•Announced a 25% increase in the dividend to US$0.025 per share to be paid in the first quarter of 2021, bringing the annual dividend to US$0.10 per share and marking the second consecutive quarterly increase
•Production increased to 120,400 ounces of gold, the highest quarterly total in 2020, driven by strong performances at Young-Davidson and Island Gold
•Young-Davidson produced 48,000 ounces of gold and generated record mine-site free cash flow1 of $30.8 million, driven by record mining rates of 7,651 tonnes per day ("tpd") from the new lower mine infrastructure, exceeding year end targets
•Island Gold produced a record 41,200 ounces of gold and generated mine-site free cash flow1 of $31.8 million
•Sold 121,831 ounces of gold at an average realized price of $1,860 per ounce for record revenues of $226.6 million
•Generated record cash flow from operating activities of $131.4 million ($126.5 million, or $0.32 per share, before changes in working capital1), a 69% increase from the fourth quarter of 2019
•Consolidated total cash costs1 of $733 per ounce and all-in sustaining costs ("AISC")1 of $1,030 per ounce were below and at the low end of revised full year guidance, respectively. As well, cost of sales per ounce of $1,115 were below guidance
•Record adjusted net earnings1 of $58.2 million, or $0.15 per share1, which includes adjustments for unrealized foreign exchange gains of $16.4 million recorded within deferred taxes and foreign exchange, and other one-time gains of $2.3 million. Adjusted net earnings increased 81% compared to the fourth quarter of 2019
•Realized record net earnings of $76.9 million, or $0.20 per share
•Ended the quarter with cash and cash equivalents of $220.5 million and equity securities of $43.7 million. In October 2020, the Company repaid $100.0 million drawn earlier in the year on its credit facility and is debt free
•Acquired Trillium Mining Corp. (“Trillium”) for cash consideration of $19.5 million, increasing its land package adjacent to, and along strike from the Island Gold deposit, by approximately 60%

Full Year 2020
•Produced 426,800 ounces of gold, meeting revised production guidance. The Company met or exceeded production guidance at all three of its operations
•Implemented extensive health and safety measures in response to COVID-19, including testing of all employees and contractors at its three operations
•Island Gold produced 139,000 ounces, driving record mine-site free cash flow1 of $101.4 million
•Successfully completed the lower mine expansion at Young-Davidson with the commissioning of the Northgate shaft and new lower mine infrastructure in July
•Generated free cash flow1 of $122.3 million, reflecting a strong second half performance following the completion of the lower mine expansion at Young-Davidson, and the restart of operations at Island Gold and Mulatos which were impacted by COVID-19 in the second quarter
•Sold 424,325 ounces of gold at an average realized price of $1,763 per ounce for record revenues of $748.1 million
•Total cash costs1 of $761 per ounce were 2% below the low-end of revised cost guidance for the year, reflecting lower costs at both Island Gold and Mulatos. AISC1 of $1,046 per ounce were in line with revised guidance. Cost of sales of $1,136 per ounce were 2% below guidance reflecting lower total cash costs
•Realized adjusted net earnings1 of $156.5 million, or $0.40 per share1, an 87% increase compared to 2019. Adjusted net earnings include adjustments for unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $4.5 million and COVID costs of $6.5 million, partially offset by other items totaling $1.3 million
•Reported net earnings of $144.2 million, or $0.37 per share
•Record cash flow from operating activities of $368.4 million ($382.9 million, or $0.98 per share, before changes in working capital1), a 41% increase from 2019
•Paid $25.6 million in dividends, a 64% increase compared to 2019. In addition, the Company repurchased 1.1 million shares at a cost of $5.5 million, or $4.89 per share, under its Normal Course Issuer Bid ("NCIB").
•Reported year end 2020 Mineral Reserves of 9.9 million ounces, up from 9.7 million ounces at the end of 2019 with additions at Island Gold, Young-Davidson and Lynn Lake more than offsetting mining depletion. This included an 8% increase in Mineral Reserves and 40% increase in Inferred Mineral Resources at Island Gold, for a combined increase of 1.0 million ounces
•Repurchased a 3% net smelter return ("NSR") royalty payable on the majority of Mineral Reserves and Resources at Island Gold for cash consideration of $54.8 million. This reduced the effective royalty rate from 4.4% to 2.2% on Mineral Reserves
•Reported results of the Island Gold Phase III Expansion Study, which is expected to drive a 70% increase in average annual production to 236,000 ounces and a significant decrease in mine-site AISC to $534 per ounce starting in 2025
•Commenced construction of the low-cost, high-return La Yaqui Grande project in Mexico.
•Equity securities value increased to $43.7 million at year end; During the year, sold $9.7 million of equity securities for a realized gain of $6.6 million, recorded in retained earnings
.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
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2020 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Annual recordable injury frequency rate1 of 2.25, a 28% improvement compared to 2019
•Annual lost time injury frequency rate1 of 0.14, a 17% improvement compared to 2019
•Performed over 13,000 COVID-19 tests on Alamos employees, contractors and visitors as part of enhanced workplace safety screening measures
In 2020, the Company improved its health and safety performance and finished the year with five lost time injuries (seven in 2019) and 81 recordable injuries (131 in 2019). Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.

The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The Company responded rapidly and proactively and implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate.

Specifically, each mine site activated established crisis management plans and developed site-specific plans that have enabled them to meet and respond to changing conditions associated with COVID-19. The Company has adopted the advice of public health authorities and is adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates.

The following measures have been instituted across the Company to prevent the potential spread of the virus:
•Medical screening for all personnel prior to entry to site for symptoms of COVID-19
•Testing of personnel at all operating sites prior to starting their work rotation
•Training on proper hand hygiene and social distancing
•Remote work options have been implemented for eligible employees
•Social distancing practices have been implemented for all meetings, huddles and transportation
•Mandatory use of personal protective equipment for employees where social distancing is not practicable
•Rigid camp and site hygiene protocols have been instituted and are being followed
•Elimination of all non-essential business travel
•Required 14-day quarantine for any employees returning from out of country travel
•In addition, since the COVID-19 pandemic began the Company’s teams in Canada, Mexico, and Turkey have donated their time, medical supplies, and funds to help combat the effects and spread of the virus
COVID 19 - Impact on Operations
In order to protect nearby communities and align with government requirements, two of the Company's mines were temporarily suspended earlier in 2020, but resumed normal operations during the second quarter. During the temporary suspensions, indirect production costs that exceeded normal operating capacity were expensed as incurred and not included in the inventory valuation. The Company identified indirect production costs of $5.4 million that were directly expensed as COVID-19 costs as incurred in the second quarter of 2020 and not included in inventory. All operating costs incurred subsequent to the mine sites returning to planned operating levels have been included in mining and processing costs. As a result, there were no amounts classified as COVID-19 costs after June 30, 2020.

Since the pandemic began, operations have continued to incur additional costs related to testing of personnel, lodging and transportation, which have been included in mining and processing costs rather than COVID-19 costs after June 30, 2020. These incremental costs have increased total cash costs globally by approximately $25 per ounce and are expected to be incurred throughout 2021.

Environment
•Zero significant environmental incidents, consistent with 2019
•Announced the Phase III expansion of Island Gold which is anticipated to reduce life of mine greenhouse gas (GHG) emissions by 35% relative to the current operation
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2020 Management’s Discussion and Analysis
•Advanced construction of the powerline which will connect the Mulatos mine to grid power, which will eliminate the need for site diesel power generation and reduce annual mine GHG emissions by 12%
•Submitted the Environmental Impact Statement for Lynn Lake and advanced project permitting
In 2020, the Company’s mine sites operated in compliance with applicable environmental regulations, with the exception of two minor spills that triggered reporting to external agencies. Both incidents were addressed as per internal response procedures with no residual impacts. In addition to existing management measures to minimize and mitigate its environmental impacts, Alamos took steps in 2020 to improve its understanding of the transition and physical risks presented by climate change that could potentially affect operating sites and projects. This analysis will play an important role in the Company’s strategic planning, decision making and enterprise risk management.

Community
•Donated time, medical supplies, food supplies and funds across all operations and projects to help combat the effects and spread of COVID-19 in local communities
•Awarded the prestigious Ethics and Values in Industry Award by the Industrial Chambers Confederation of Mexico (CONCAMIN), recognizing exceptional performance in corporate social responsibility by Alamos Gold’s subsidiary Minas de Oro Nacional
•Received recognition for Mulatos and El Chanate as Socially Responsible Mining Companies by CEMEFI, the Mexican Center for Philanthropy and the Alliance for Corporate Responsibility; the 12th consecutive year Alamos has been recognized with this award
•Published Economic Benefits Assessment reports for Young-Davidson and Island Gold mines, providing an overview of each mine’s economic value and community benefits in the regions they impact. Copies are available on the Company’s website (www.alamosgold.com)
•The Company in partnership with Marcel Colomb First Nation (MCFN) launched a Youth Development Project, with support from the Manitoba Mineral Development Fund
Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. Throughout 2020 the Company continued to engage with local communities and offer support during the COVID-19 pandemic. The team at the Mulatos mine worked with local stakeholders to develop a COVID-19 Community Action Plan aimed at the prevention, response, management and monitoring of COVID-19 within the local community. The team at the Kirazlı project worked with village Mukhtars to donate medical supplies to local clinics, and provided digital tablets to local students to ensure they were able to continue their education virtually and undisrupted while required to stay home. Alamos engaged in ongoing dialogue with host communities to understand local challenges, priorities and expectations of the Company.

Governance and Disclosure
•Published a Sustainability Policy, Human Rights Policy and Supply Chain Policy; and updated the Company’s Anti-Bribery, Anti-Corruption and Anti-Competition Policy
•Received independent assurance over the Company’s inaugural Responsible Gold Mining Principles ("RGMP") Progress Report
•Advanced steps to adopt the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD")
•Top quartile ranking in 2020 Globe and Mail Board Games
Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. In 2020 the Company finalized new corporate policies to strengthen its governance and approach to managing business activities responsibly. The Company also advanced its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining. In addition to the Company’s inaugural RGMP Progress Report, in 2020 Alamos published expanded environmental, social and governance ("ESG") disclosures within its annual ESG Report, Conflict-Free Gold Report, and response to the Investor Mining & Tailings Safety Initiative. Copies are available on the Sustainability section of the Company’s website (www.alamosgold.com).

(1) Frequency rate is calculated as incidents per 200,000 hours worked.
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2020 Management’s Discussion and Analysis
2020 Business Developments

2020 Year-End Mineral Reserve and Resource Update
On February 23, 2021, the Company reported its updated Mineral Reserves and Resources as of December 31, 2020. Highlights include the following:
Island Gold’s Mineral Reserves and Resources increased by a combined 1.0 million ounces, net of mining depletion, including:

•8% increase in Proven and Probable Mineral Reserves to 1.3 million ounces (4.2 million tonnes (“mt”) grading 9.71 grams per tonne of gold (“g/t Au”)), net of mining depletion
•40% increase in Inferred Mineral Resources to 3.2 million ounces (6.9 mt grading 14.43 g/t Au) with grades also increasing 9% reflecting further higher grade additions in Island East
•Combined Mineral Reserves and Resources now total 4.7 million ounces, a 27% increase from the end of 2019 and 155% increase from the 1.8 million ounces at the time of acquisition in 2017, net of 508,000 ounces of mining depletion
•Growth highlights significant upside potential to Phase III Expansion Study, with the 2020 Mineral Reserve and Resource additions expected to increase already attractive economics

Global Proven and Probable Mineral Reserves increased to 9.9 million ounces of gold (204 mt grading 1.50 g/t Au), up from 9.7 million ounces at the end of 2019 with increases at Island Gold, Young-Davidson and Lynn Lake more than offsetting 555,000 ounces of mining depletion.
Global Measured and Indicated Mineral Resources of 6.9 million ounces of gold (196 mt grading 1.09 g/t Au) were down 3%, reflecting the conversion to Mineral Reserves at Young-Davidson and Lynn Lake.
Global Inferred Mineral Resources increased 16% to 7.0 million ounces of gold (132 mt grading 1.65 g/t Au), with grades also increasing 15% driven by significantly higher grade additions at Island Gold which totalled 910,000 ounces (grading 18.59 g/t Au).

Acquisition of Trillium Mining Corporation
On December 17, 2020, the Company acquired Trillium for cash consideration of $19.5 million. Trillium holds a large land package comprised of 5,418 ha directly adjacent to and along strike from the Island Gold Deposit within the Michipicoten Greenstone Belt. The acquisition has significantly expanded the Company’s land package around the Island Gold mine by approximately 60% to 15,000 ha. This newly acquired land includes significant exploration potential in proximity to existing high-grade Mineral Resources at Island Gold and regionally. The acquisition of Trillium is consistent with the Company's strategy of consolidating prospective land in proximity to the Island Gold mine which has experienced significant exploration success over the last several years.

Dividend Increased for Second Consecutive Quarter

On February 24, 2021, the Company announced a further 25% increase in its dividend to an annual rate of US$0.10 per share with the next quarterly dividend to be paid in March 2021. This represents a 67% increase in the dividend over the past two quarters, supported by strong free cash flow generated in the second half of 2020 of $134 million and aligned with the Company's long-term capital allocation strategy of increasing returns to shareholders.

Completion of Lower Mine Expansion at Young-Davidson

On July 8, 2020, the Company announced that it had completed the lower mine expansion at Young-Davidson with the successful commissioning of the Northgate shaft. In addition to the Northgate shaft, all related infrastructure including the underground crusher and conveyor system have been successfully commissioned. Mining rates exceeded 2020 exit rate targets, averaging 7,651 tpd in the fourth quarter, and are expected to ramp up to 8,000 tpd in the second half of 2021. This is expected to drive strong free cash flow at Young-Davidson and company-wide.

Island Gold Phase III Expansion Study

On July 14, 2020, the Company reported results of the positive Phase III Expansion Study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd (“Shaft Expansion”). This followed a detailed evaluation of several scenarios which demonstrated the Shaft Expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources.

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2020 Management’s Discussion and Analysis
Phase III Expansion Study Highlights – Shaft Expansion
•Average annual gold production of 236,000 ounces per year starting in 2025 upon completion of the shaft. This represents a 70% increase from 2020 production
•Industry low average total cash costs of $403 per ounce of gold and mine-site AISC of $534 per ounce starting in 2025
•After-tax net present value (“NPV”) of $1.02 billion at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 17%, using a base case gold price assumption of $1,450 per ounce and a USD/CAD foreign exchange rate of $0.75:1
•After-tax NPV of $1.45 billion and an after-tax IRR of 22%, at a 5% discount rate using a gold price assumption of $1,750 per ounce and a USD/CAD foreign exchange rate of $0.75:1
•Mine life of 16 years, based on a mineable Mineral Resource of 9.6 million tonnes grading 10.45 grams per tonne of gold (“g/t Au”) containing 3.2 million ounces. Mineral Reserves and Resources at Island Gold have further increased from the date of the study as noted in the 2020 Mineral Reserve and Resource press release
•Lowest combined capital and operating costs of all scenarios evaluated

Construction of La Yaqui Grande

On July 28, 2020, the Company reported results of the positive internal economic study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. Given the project’s strong economics and its proximity to the existing Mulatos operation, the Company proceeded with construction of the project in the third quarter of 2020.
La Yaqui Grande Project Highlights:
•Average annual gold production of 123,000 ounces per year starting in the second half of 2022. This will replace higher cost production from the main Mulatos pit, keeping combined production at approximately 150,000 ounces per year
•Mine-site all-in sustaining costs of $578 per ounce, significantly reducing Mulatos District all-in sustaining costs from the mid-point of previous 2020 guidance of $960 per ounce
•After-tax NPV of $165 million at a 5% discount rate and an after-tax IRR of 41%, using a base case gold price assumption of $1,450 per ounce and a MXN/USD foreign exchange rate of 21:1
•After-tax NPV of $260 million and an after-tax IRR of 58% at a 5% discount rate using a gold price assumption of $1,750 per ounce and a MXN/USD foreign exchange rate of 21:1
•Mine life of five years, extending production from the Mulatos District to 2027, based on current Mineral Reserves
•Initial capital of $137 million to be spent over a two year period starting in the second half of 2020. At a $1,750 per ounce gold price, Mulatos is expected to self finance the development of La Yaqui Grande following which the operation is expected to generate strong free cash flow

Repurchase of 3% NSR Royalty on Island Gold mine

In March 2020, the Company acquired and cancelled a 3% NSR royalty payable from certain claims at the Island Gold mine for cash consideration of $54.8 million. The acquisition and cancellation of the royalty on all future gold production from the Goudreau Lake claims that comprise the majority of the Island Gold deposit, and effectively reduced the NSR royalty rate on Island Gold’s Mineral Reserves from approximately 4.4% to 2.2%.

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2020 Management’s Discussion and Analysis
Outlook and Strategy

2021 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total
Gold production (000’s ounces)	190 - 205	130 - 145	150 - 160		470 - 510
Cost of sales, including amortization (in millions)(4)	$255	$108	$177	—	$540
Cost of sales, including amortization ($ per ounce)(4)	$1,290	$785	$1,145	—	$1,105
Total cash costs ($ per ounce)(1)	$790 - $840	$430 - $480	$840 - $890	—	$710 - $760
All-in sustaining costs ($ per ounce)(1)					$1,025 - $1,075
Mine-site all-in sustaining costs ($ per ounce)(1)(3)	$1,000 - $1,050	$750 - $800	$1,060 - $1,110	—
Amortization costs ($ per ounce)(1)	$475	$330	$280	—	$370
Capital expenditures (in millions)
Sustaining capital(1)	$40 - $45	$40 - $45	$30 - $35	$—	$110 - $125
Growth capital(1)	$25 - $30	$80 - $85	$95 - $100	$10	$210 - $225
Total Sustaining and Growth Capital(1)	$65 - $75	$120 - $130	$125 - $135	$10	$320 - $350
Capitalized exploration(1)	$7	$20	$—	$7	$34
Total capital expenditures and capitalized exploration(1)	$72 - $82	$140 - $150	$125 - $135	$17	$354 - $384
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)Includes growth capital and capitalized exploration at the Company's development projects (Turkey, Lynn Lake, Esperanza and Quartz Mountain).
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.

Despite a challenging environment with COVID-19, 2020 was a transformational year for Alamos. In addition to meeting revised annual production and cost guidance, the Company executed on several significant catalysts which have solidified its strong long-term outlook. This included the completion of the lower mine expansion at Young-Davidson in July, which drove significant free cash flow growth in the second half of 2020 and is expected to drive a 15% increase in consolidated gold production in 2021. In addition, the Company announced the start of construction on the high-return La Yaqui Grande project and demonstrated a significant increase in value of the Island Gold mine through the Phase III expansion of the operation. With another substantial increase in high-grade Mineral Reserves and Resources at Island Gold announced earlier this week, beyond what was incorporated in the Phase III expansion study, the value of Island Gold continues to grow.

The Company met revised production guidance and was below the low end of revised total cash cost guidance in 2020. Combined with a rising gold price, the Company generated free cash flow of $134 million in the second half of 2020. The Company expects strong ongoing free cash flow to support higher dividends while also reinvesting in the high return La Yaqui Grande project and Phase III expansion at Island Gold. These projects will in turn drive free cash flow higher and support growing, sustainable returns to shareholders over the long-term.

Production is expected to grow to between 470,000 to 510,000 ounces of gold in 2021, a 15% increase from 2020 (based on the mid-point of guidance). The increase is expected to be driven by significantly higher production at Young-Davidson with the completion of the lower mine expansion. This is also expected to drive total cash costs lower to between $710 and $760 per ounce, a 3% decrease from 2020 (based on the mid-point of guidance). This includes costs of approximately $25 per ounce for COVID-19 testing and other related health and safety costs budgeted across all operations. All-in sustaining costs are expected to range between $1,025 and $1,075 per ounce, which is consistent with 2020, reflecting the lower total cash costs offset by higher sustaining capital at Mulatos.

Gold production is expected to be between 120,000 and 125,000 ounces in the first quarter of 2021 at costs in-line with annual guidance. Gold production and costs are expected to be relatively consistent on a company-wide basis throughout 2021.

                                        11

2020 Management’s Discussion and Analysis
Total capital spending, including capitalized exploration, is expected to range between $354 million and $384 million in 2021. The increase from 2020 reflects the investment in high-return growth projects at Island Gold and Mulatos, as well as an expanded exploration program at all of the Company's operations.

Gold production at Young-Davidson is expected to increase by 45% in 2021 (based on the mid-point of guidance) driven by significantly higher mining rates following the completion of the lower mine expansion in July 2020. Underground mining rates are expected to ramp up from 7,500 tpd early in 2021 to design rates of 8,000 tpd in the second half of the year. Total cash costs and mine-site all-in sustaining costs are expected to decrease 20% and 16%, respectively from 2020 (based on the mid-point of guidance), reflecting higher mining rates and productivity improvements with the transition to the lower mine infrastructure. Combined with lower capital spending, this is expected to drive record mine-site free cash flow of approximately $120 million in 2021.

At Island Gold, gold production and total cash costs are expected to be in the same range as 2020 and consistent with the parameters outlined in the Phase III Expansion study released in July, 2020. A total of $25 million has been budgeted for exploration at Island Gold, a significant increase from $12.9 million spent in 2020. The larger program will follow up on another extremely successful drilling campaign in 2020 whereby Mineral Reserves were more than replaced and now total 1.3 million ounces grading 9.71 g/t Au (4.2 mt) and Inferred Mineral Resources increased 40% to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).

The Mulatos District is expected to produce 150,000 to 160,000 ounces of gold in 2021, up 3% from 2020 (based on the mid-point of guidance). Cerro Pelon, the Mulatos pit, and surface stockpiles will supply all production in 2021. Mine-site all-in sustaining costs are expected to increase 5% from 2020 and are expected to be higher during the first half of 2021, reflecting $25 million of spending to complete pre-stripping of the El Salto area of the Mulatos pit. In the first quarter of 2021, mine-site free cash flow will be impacted by annual tax payments relating to 2020, which are expected to be approximately $20 million.

The Company submitted its Environmental Impact Statement ("EIS") for the Lynn Lake project in the second quarter of 2020 and continues to progress along the anticipated two-year permitting process. The 2021 capital budget for Lynn Lake is $13 million, including $6 million for development activities to support the permitting process and $7 million for exploration. The Company will provide updated guidance for Kirazlı following the concession renewal.

The 2021 global exploration budget has increased to $50 million from $25.3 million spent in 2020. The increase reflects larger exploration programs at each of Island Gold, Mulatos, Young-Davidson and Lynn Lake. Island Gold remains the primary focus and continues to account for the largest portion of the budget with $25 million planned for 2021 as noted above. This is followed by a $9 million budget at Mulatos and $7 million budgeted at each of Young-Davidson and Lynn Lake. Approximately 70% of the 2021 budget will be capitalized.

The Company's liquidity position remains strong, ending the year with $220.5 million of cash and cash equivalents, $43.7 million in equity securities, and no debt. Additionally, the Company has a $500.0 million undrawn credit facility providing $720.5 million of liquidity. The Company expects strong ongoing free cash flow generation in 2021 while funding its high-return internal growth initiatives.

                                        12

2020 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,587 ha and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Gold production (ounces)	48,000	48,000	136,200	188,000
Gold sales (ounces)	48,094	51,694	134,987	188,785
Financial Review (in millions)
Operating Revenues	$89.3	$75.9	$239.4	$262.1
Cost of sales (1)	$60.8	$59.4	$201.3	$231.1
Earnings from operations	$28.5	$16.5	$38.1	$31.0
Cash provided by operating activities	$50.3	$38.9	$101.3	$112.7
Capital expenditures (sustaining) (2)	$6.8	$16.4	$26.1	$46.2
Capital expenditures (growth) (2)	$12.7	$10.6	$75.6	$53.7
Mine-site free cash flow (2)	$30.8	$11.9	($0.4)	$12.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,264	$1,149	$1,491	$1,224
Total cash costs per ounce of gold sold (2)	$792	$766	$1,019	$800
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$934	$1,083	$1,214	$1,047
Underground Operations
Tonnes of ore mined	703,898	644,010	1,956,198	2,452,623
Tonnes of ore mined per day	7,651	7,000	5,345	6,720
Average grade of gold (4)	2.20	2.65	2.24	2.56
Metres developed	3,223	2,925	12,549	11,519
Mill Operations
Tonnes of ore processed	729,747	622,002	2,181,324	2,571,319
Tonnes of ore processed per day	7,932	6,761	5,960	7,045
Average grade of gold (4)	2.21	2.65	2.08	2.46
Contained ounces milled	51,774	53,043	145,733	203,452
Average recovery rate	91%	92%	92%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Young-Davidson produced 48,000 ounces of gold in the fourth quarter of 2020, consistent with the same period in 2019, resulting in production of 136,200 ounces for the year. Production was in line with revised guidance for the year, but a decrease from 2019, reflecting planned downtime of the Northgate shaft to complete the tie-in of the lower mine. During that period, ore was trucked to surface from the upper mine, which resulted in lower tonnes mined.
Following completion of the lower mine expansion in July, underground mining rates steadily increased through the second half of the year, averaging a record 7,651 tpd in the fourth quarter. This exceeded the year end targeted rate of 7,500 tpd, further demonstrating the expanded capacity of the lower mine infrastructure. Underground mining rates are expected to average approximately 7,500 tpd in the first half of 2021 and increase to the design rate of 8,000 tpd in the second half of the year.
The average mined grade was 2.20 g/t Au in the quarter and averaged 2.24 g/t Au for the full year. Grades mined are expected to increase in 2021, ranging between 2.20 and 2.65 g/t Au. Mining rates and grades are expected to increase through the year, driving gold production higher in 2021.
Mill throughput was 7,932 tpd in the fourth quarter, a 17% increase from the same period in 2019 reflecting record underground mining rates. Milling rates exceeded mining rates in the fourth quarter with excess underground ore that had been mined and stockpiled during third quarter supplementing mill feed. Mill throughput is expected to equal underground mining rates moving forward. Mill recoveries averaged 91% in the quarter and 92% for the year, in line with guidance and slightly above 2019.
                                        13

2020 Management’s Discussion and Analysis
Gold production at Young-Davidson is expected to increase 45% in 2021 (based on the mid-point of guidance) driven by significantly higher mining rates. Between higher production, lower costs and lower capital, Young-Davidson is expected to generate record mine-site free cash flow of approximately $120 million in 2021.
Financial Review
Fourth quarter revenues of $89.3 million were 18% higher than the prior year quarter, reflecting a higher realized gold price, partially offset by lower ounces sold due to the timing of shipments. Revenues in 2020 were 9% lower than in the prior year period due to the lower production during the temporary shutdown of the Northgate shaft to complete the lower mine expansion, partially offset by a higher realized gold price.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $60.8 million in the fourth quarter were in line with the comparative quarter in 2019, with higher tonnes mined offset by lower underground mining costs. Underground mining cost per tonne decreased to CAD $44 in the quarter, and averaged CAD $45 in the second half of 2020, reflecting productivity improvements following the transition to the lower mine infrastructure in July. Full year cost of sales were $201.3 million in 2020, down from the prior year period due to lower underground mining rates during the tie-in period from February through July 2020.
Total cash costs of $792 per ounce in the fourth quarter were higher than the comparative period in 2019 due to a 17% reduction in grades mined, partially offset by lower underground mining costs. Mine-site AISC of $934 per ounce in the fourth quarter were substantially lower than the comparative quarter in 2019, reflecting a $9.6 million reduction in sustaining capital. Capital expenditures in the quarter included $6.8 million of sustaining capital and $12.7 million of growth capital with spending focused on a number of projects including the new tailings infrastructure. Capital expenditures of $101.7 million in 2020 were consistent with 2019, and are expected to decrease significantly in 2021, reflecting the completion of the lower mine expansion in 2020.
The fourth quarter marked the first full quarter operating from the new lower mine infrastructure, driving record mining rates and a significant reduction in costs. As a result, Young-Davidson generated mine-site free cash flow of $30.8 million in the fourth quarter, bringing full year mine-site free cash flow to break-even. Higher mining rates and grades mined are expected to drive strong production growth and lower costs in 2021, resulting in significant free cash flow growth.
                                        14

2020 Management’s Discussion and Analysis
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83km northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold property, which comprises approximately 15,000 ha. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Gold production (ounces)	41,200	38,600	139,000	150,400
Gold sales (ounces)	42,605	39,652	139,614	149,746
Financial Review (in millions)
Operating Revenues	$79.6	$58.2	$247.0	$207.3
Cost of sales (1)	$33.7	$36.4	$111.9	$129.4
Earnings from operations	$45.4	$21.5	$134.1	$76.8
Cash provided by operating activities	$58.7	$34.1	$182.2	$133.4
Capital expenditures (sustaining) (2)	$8.3	$5.7	$29.0	$24.1
Capital expenditures (growth) (2)	$14.8	$14.3	$39.9	$28.4
Capital expenditures (capitalized exploration) (2)	$3.8	$4.7	$11.9	$16.4
Mine-site free cash flow (2)	$31.8	$9.4	$101.4	$64.5
Cost of sales, including amortization per ounce of gold sold (1)	$791	$918	$801	$864
Total cash costs per ounce of gold sold (2)	$481	$507	$451	$495
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$676	$653	$660	$656
Underground Operations
Tonnes of ore mined	113,540	102,652	412,169	380,266
Tonnes of ore mined per day ("tpd")	1,234	1,116	1,126	1,042
Average grade of gold (4)	10.77	12.44	11.18	12.28
Metres developed	1,854	1,831	6,168	6,031
Mill Operations
Tonnes of ore processed	105,509	93,912	386,591	401,276
Tonnes of ore processed per day	1,147	1,021	1,056	1,099
Average grade of gold (4)	11.88	13.03	11.62	11.85
Contained ounces milled	40,305	39,345	144,378	152,905
Average recovery rate	97%	97%	97%	97%
(1)Cost of sales includes mining and processing costs, royalties, COVID-19 costs and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Island Gold produced a record 41,200 ounces in the fourth quarter, a 7% increase from the comparative period in 2019, reflecting higher underground mining rates, partially offset by lower grades mined and processed. For the full year, Island Gold produced 139,000 ounces, in line with the top end of revised production guidance. Full year production was 8% lower than in the prior year, primarily reflecting the five week temporary shutdown of operations in the second quarter of 2020 due to COVID-19.
Underground mining rates averaged 1,234 tpd in the fourth quarter, an 11% increase from the prior year period and in line with annual guidance of 1,200 tpd. Full year underground mining rates were 1,126 tpd and reflect the five week temporary shutdown of operations in the second quarter. Underground grades mined averaged 10.77 g/t Au, bringing full year grades mined to 11.18 g/t Au, in line with full year guidance.
Mill throughput of 1,147 tpd in the fourth quarter was consistent with the prior year period, but lower than tonnes mined due to approximately four days of unplanned mill down time in November. Higher grade ore was prioritized, resulting in grades processed exceeding grades mined in the quarter. For the full year, mill throughput was consistent with the prior year. Mill recoveries of 97% in the quarter and full year were in line with the prior year period and guidance.

                                        15

2020 Management’s Discussion and Analysis
Phase III Expansion Study
On July 14, 2020 the Company reported results of the positive Phase III expansion study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd. This follows a detailed evaluation of several scenarios which demonstrated the shaft expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources. The Phase III expansion is expected to drive average annual gold production to 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 70% increase from 2020 production. This will also reduce total cash costs to an average of $403 per ounce of gold and mine-site all-in sustaining costs to $534 per ounce to starting in 2025.
The Phase III expansion study was based on Mineral Reserves and Resources at Island Gold as of December 31, 2019 and does not include the significant growth over the past year as outlined in the 2020 year end Mineral Reserve and Resource statement. Incorporating this growth is expected to improve already attractive economics. This growth included an 8% increase in Mineral Reserves to 1.3 million ounces of gold (4.2 mt grading 9.71 g/t Au) and a 0.9 million ounce, or 40% increase in Inferred Mineral Resources to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).
The Company is currently focused on permitting, detailed engineering of the shaft and associated infrastructure, and the tendering and procurement of long lead time items. All of the shaft expansion permitting requirements are expected to be completed in 2022 with the sinking of the shaft expected to begin in 2023.
Financial Review
Island Gold generated revenues of $79.6 million in the fourth quarter, a 37% increase compared to the prior year period, reflecting a 7% increase in ounces sold, and a significantly higher realized gold price. For the year, revenues of $247.0 million were higher than in the comparative period as higher realized prices were partially offset by lower sales due to the temporary suspension of operations during the second quarter.
Cost of sales (includes mining and processing costs, royalties, COVID-19 costs and amortization expense) of $33.7 million in the fourth quarter were 7% lower than in the comparative period of 2019, reflecting lower unit mining costs, and lower royalty rates following the repurchase of a third-party royalty in the first quarter of 2020. This was partially offset by the inclusion of additional expenses in the quarter related to COVID-19 testing, transportation and lodging costs, which have been included in mining and processing costs in 2020. All operating costs incurred subsequent to the mine site returning to planned operating levels have been included in mining and processing costs. As a result, there were no amounts classified as COVID-19 costs subsequent to June 30, 2020. Cost of sales in 2020 of $111.9 million were lower than in 2019 due to lower unit mining costs, lower royalty rates and less tonnes milled.
Total cash costs of $481 per ounce in the fourth quarter and $451 per ounce for the full year were both lower than in the comparative periods of 2019, driven by lower unit mining and milling costs and a lower royalty per ounce, partially offset by lower grades mined. Fourth quarter and full year mine-site AISC were slightly higher than in the prior year as higher sustaining capital more than offset lower total cash costs. Full year total cash costs and mine-site AISC were both below the low end of guidance.
Total capital expenditures were $26.9 million in the fourth quarter, including capitalized exploration. Spending was focused on lateral development, tailings construction, and permitting and engineering of the Phase III expansion. This included $8.3 million of sustaining capital and $18.6 million of growth capital, inclusive of capitalized exploration. For the full year, capital spending, including capitalized exploration, of $80.8 million was higher than the prior year period reflecting higher spending on tailings construction and Phase III engineering, partially offset by lower capitalized exploration with less drilling completed than planned in 2020 given the impact of COVID-19.
In the first quarter of 2020, the Company acquired and canceled a 3% NSR royalty payable on production from the Island Gold mine for cash consideration of $54.8 million. The royalty was applicable to all future gold production from the Goudreau Lake claims, which comprise the majority of the Mineral Reserves and Resources at Island Gold deposit.
Island Gold generated mine-site free cash flow of $31.8 million during the fourth quarter, bringing full year cash flow to a record $101.4 million, despite over one month of downtime due to COVID-19. Strong mine-site free cash flow was driven by operating margins of $1,312 per ounce given the low cost structure at Island Gold.

                                        16

2020 Management’s Discussion and Analysis
Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions in proximity to the Mulatos mine. The mine achieved commercial production in 2006. The Mulatos mine is not subject to a third-party royalty on production.
Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Gold production (ounces)	31,200	34,100	150,800	142,000
Gold sales (ounces)	31,132	34,127	149,724	141,496
Financial Review (in millions)
Operating Revenues	$57.7	$49.7	$261.7	$194.4
Cost of sales (1)	$41.3	$35.8	$168.8	$138.9
Earnings from operations	$14.8	$13.0	$88.7	$51.9
Cash provided by operating activities	$24.6	$10.5	$110.5	$41.5
Capital expenditures (sustaining) (2)	$12.4	$1.2	$27.0	$6.5
Capital expenditures (growth) (2)	$7.9	$7.0	$14.2	$46.4
Capital expenditures (capitalized exploration) (2)	$0.2	$1.3	$0.9	$1.3
Mine-site free cash flow (2)	$4.1	$1.0	$68.4	($12.7)
Cost of sales, including amortization per ounce of gold sold (1)	$1,327	$1,049	$1,127	$982
Total cash costs per ounce of gold sold (2)	$986	$820	$816	$784
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,426	$891	$1,032	$868
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,270,425	1,558,458	5,641,346	7,166,679
Total waste mined - open pit (6)	3,913,900	2,058,732	9,534,900	7,095,650
Total tonnes mined - open pit	5,184,324	3,617,190	15,176,245	14,262,329
Waste-to-ore ratio (operating)	0.61	0.98	0.68	0.73
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,969,732	1,823,418	7,308,457	7,289,811
Average grade of gold processed (5)	0.83	0.99	1.08	0.94
Contained ounces stacked	52,281	58,205	253,736	219,655
Average recovery rate	60%	59%	59%	65%
Ore crushed per day (tonnes) - combined	21,400	19,800	20,000	20,000
(1)Cost of sales includes mining and processing costs, royalties, COVID-19 costs and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
Mulatos produced 31,200 ounces in the fourth quarter, 9% lower than in the prior year quarter, reflecting lower grades mined. Full year production of 150,800 ounces exceeded revised production guidance and represented a 6% increase from 2019, driven by the contribution of higher grade ore from Cerro Pelon which commenced operations in the fourth quarter of 2019.
Tonnes of ore mined in the fourth quarter and the full year of 2020 decreased compared to the prior year while total tonnes mined increased given the additional stripping requirements at both Cerro Pelon and the El Salto portion of the Mulatos pit. Pre-stripping costs at El Salto and the excess tonnes of waste mined above the life-of-mine waste-to-ore ratio at Cerro Pelon were capitalized in the year.
Total crusher throughput in the fourth quarter averaged 21,400 tpd for a total of 1,969,732 tonnes stacked at a grade of 0.83 g/t Au. Tonnes stacked in the quarter exceeded tonnes mined due to the processing of SAS stockpiles. For the full year, tonnes stacked were consistent with the prior year. In 2020, grades stacked were 15% higher than in 2019, reflecting higher grade ore from Cerro Pelon throughout 2020. The recovery rate of 59% in the year was in line with guidance. The decrease in recoveries in 2020 reflected both the timing of ore stacked on the leach pad, as well as the stacking of lower recovery SAS ore.

                                        17

2020 Management’s Discussion and Analysis
Financial Review
Fourth quarter revenues of $57.7 million were 16% higher than in the prior year quarter, driven by higher realized gold prices. For the full year, revenues of $261.7 million were 35% higher than in the prior year, reflecting both a 6% increase in ounces sold and higher realized gold prices.
Cost of sales (includes mining and processing costs, royalties, COVID-19 costs and amortization expense) of $41.3 million in the fourth quarter and $168.8 million for the full year of 2020 were higher than the comparative periods, driven by higher stacking rates in the quarter and a higher mining cost per tonne through the year related to longer haulage distances. In addition, Mulatos incurred COVID-19 testing, transportation and lodging costs in the second half of 2020, which have been included in mining and processing costs. All operating costs incurred subsequent to the mine site returning to planned operating levels have been included in mining and processing costs. As a result, there were no amounts classified as COVID-19 costs subsequent to June 30, 2020.
Total cash costs in the quarter and full year were higher compared to the respective prior year periods as a result of higher mining and processing costs, partially offset by higher grades stacked from Cerro Pelon ore. Capital spending totaled $20.5 million in the fourth quarter, of which $12.4 million was sustaining capital primarily related to capitalized stripping at El Salto. In addition, the Company ramped up construction of La Yaqui Grande, incurring $7.8 million in the quarter which is included in growth capital. Mine-site AISC of $1,426 per ounce in the fourth quarter and $1,032 per ounce for the year were both higher than the prior year period driven by capitalized stripping costs at El Salto and Cerro Pelon. Total capital spending in 2020 was slightly lower than in the comparative period, as 2019 capital costs included the construction of Cerro Pelon.
Mulatos generated mine-site free cash flow of $4.1 million in the fourth quarter, down from earlier in the year reflecting lower production and increased capital spending related to the construction of La Yaqui Grande and stripping of El Salto. For the full year, Mulatos generated $68.4 million in mine-site free cash flow after all capital and exploration spending, driven by increased operating margins.

Fourth Quarter 2020 Development Activities

Mulatos District (Sonora, Mexico)
La Yaqui Grande
On July 28, 2020, the Company reported results of an internal study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. La Yaqui Grande is located approximately 7 kilometres (straight line) from the existing Mulatos operation and adjacent to the past producing La Yaqui Phase I operation. As with La Yaqui Phase I, La Yaqui Grande is being developed with an independent heap leach pad and crushing circuit. Construction activities began ramping up during the third quarter with initial production expected in the second half of 2022.
La Yaqui Grande is expected to produce an average of 123,000 ounces of gold per year starting in the third quarter of 2022 at mine-site all-in sustaining costs of $578 per ounce, significantly reducing the Mulatos District all-in sustaining costs from the mid-point of 2021 guidance of $1,085 per ounce. This will replace higher cost production from the main Mulatos pit, keeping combined production at approximately 150,000 ounces per year. Initial capital is expected to be $137 million to be spent over a two year period.
Construction ramped up in the fourth quarter with spending of $7.8 million, bringing full year spend to $12.0 million. Spending during the year was focused on the following:
•Clearing of the project area, comprising approximately 240 ha, was 90% complete by the end of the year
•Contract mining activities commenced in November 2020, focused on haul road construction and early stripping activities. Mining rates have continued to ramp up in the first quarter of 2021
•Construction of camp facilities
•Detailed engineering, including the heap leach facility, water treatment plant and water supply
•Initiated procurement of long lead time items

                                        18

2020 Management’s Discussion and Analysis
La Yaqui Grande Site Overview
Kirazlı (Çanakkale, Turkey)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.
The Company has met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The communities local to the Kirazlı project remain supportive. As such, the Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities. The renewal is required from the same government department that granted the Operating Permit for Kirazlı in March 2019. The Company will provide updated guidance for Kirazlı following the concession renewal.

The Company spent $1.7 million at Kirazlı during the fourth quarter of 2020, and $6.6 million for the full year on holding costs and government, public and community relations initiatives.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The project economics based on the 2017 Feasibility Study at $1,500 per ounce gold price include an after-tax IRR of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). During the second quarter of 2020, the Company filed the Environmental Impact Statement ("EIS") with the federal government. The federal and provincial permitting process is expected to take approximately two years, with a construction decision planned for 2022.
Development spending (excluding exploration) was $0.5 million in the fourth quarter and $3.9 million for 2020. Spending earlier in the year was primarily related to baseline work and preparation of the EIS submission.
                                        19

2020 Management’s Discussion and Analysis
Fourth Quarter 2020 Exploration Activities

Island Gold (Ontario, Canada)
The 2020 exploration drilling program was focused on expanding high-grade mineralization in the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two kilometre long Island Gold deposit. Despite completing less drilling than planned due to COVID-19, 2020 was another successful year for exploration drilling as outlined in the 2020 Mineral Reserve and Resource statement issued on February 23, 2021. This growth included an 8% increase in Mineral Reserves to 1.3 million ounces of gold (4.2 mt grading 9.71 g/t Au) and a 0.9 million ounce, or 40% increase in Inferred Mineral Resources to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).

Surface directional drilling continued with three drill rigs operating in the fourth quarter. Four underground diamond drill rigs operated through the quarter, including two focused on underground directional drilling. A total of 21,415 m of surface directional drilling, 8,352 m of underground directional drilling, and 15,170 m of standard underground exploration drilling was completed in 2020.

Surface exploration drilling
A total of 3,990 m was completed in four holes during the fourth quarter as part of the surface directional drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.

Previously reported (January 27, 2021) highlights in the fourth quarter from the surface drilling program in Island Lower East (E1E-Zone) include:
•54.18 g/t Au (31.94 g/t cut) over 6.54 m (MH25-05);
•123.74 g/t Au (15.75 g/t cut) over 5.06 m (MH25-06); and
•15.26 g/t Au (12.69 g/t cut) over 2.83 m (MH26-01);

Drillhole MH25-05 (54.18 g/t Au (31.94 g/t cut) over 6.54 m) intersected high-grade mineralization up to 70 m below and west of previously reported drillholes MH25-03 and MH25-04. Drillhole MH25-04 (28.97 g/t Au (26.89 g/t cut) over 21.76 m) is the best surface directional hole drilled to date at Island Gold in terms of gold content for a drill hole intersect.

Underground exploration drilling
During the fourth quarter of 2020, four holes totaling 2,851 m of underground directional drilling, and 17 holes totaling 3,240 m of underground standard exploration drilling was completed from the 620, 790 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 34 m of underground exploration drift development was completed on the 340, 740, and 840 levels during the fourth quarter of 2020.

Previously reported (January 27, 2021) highlights from fourth quarter from the underground drilling programs (directional and standard) from Island East. Main, and West include:

Island East:
•10.92 g/t Au (10.92 g/t cut) over 3.67 m (620-623-04);
•14.41 g/t Au (11.08 g/t cut) over 3.61 m (620-MH3-01); and
•21.88 g/t Au (21.88 g/t cut) over 2.52 m (620-623-07).
Island Main:
•18.64 g/t Au (18.64 g/t cut) over 5.89 m (840-578-11);
•97.76 g/t Au (36.40 g/t cut) over 2.00 m (840-578-13);
•16.90 g/t Au (16.90 g/t cut) over 3.31 m (840-578-12);
•8.78 g/t Au (8.78 g/t cut) over 5.46 m (840-572-10); and
•5.33 g/t Au (5.33 g/t cut) over 7.01 m (840-578-04).
Island West:
•72.45 g/t Au (72.45 g/t cut) over 2.04 m (740-471-36); and
•10.88 g/t Au (10.88 g/t cut) over 2.0 m (740-471-37).

Total exploration expenditures during the fourth quarter were $4.3 million, of which $3.8 million was capitalized. For 2020, $12.9 million was spent, of which $11.9 million was capitalized.

                                        20

2020 Management’s Discussion and Analysis
Acquisition of Trillium

On December 17, 2020, the Company acquired Trillium for cash consideration of $19.5 million. Trillium holds a large land package comprised of 5,418 ha directly adjacent to, and along strike from the Island Gold Deposit within the Michipicoten Greenstone Belt. This newly acquired land includes significant exploration potential in proximity to existing high-grade Mineral Resources at Island Gold and regionally. The acquisition of Trillium is consistent with the Company's strategy of consolidating prospective land in proximity to the Island Gold mine which has experienced significant exploration success over the last several years.

Based on the current geological interpretation of the E1E structure which hosts the Island Gold Deposit, there is strong potential for the structure to extend onto the Trillium mineral tenure. The Trillium land package also provides significant regional exploration potential, adding 10 kilometres of strike extent within the Goudreau Lake Deformation Zone (GLDZ), a primary control on gold mineralization within the Goudreau-Lochalsh segment of the Michipicoten Greenstone Belt. The larger consolidated land package will allow for Alamos to apply a systematic, district scale approach to exploration with targeting based on greenstone belt scale structural and stratigraphic controls on gold mineralization.

Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration has moved beyond the main Mulatos pit area and is focused on earlier stage prospects throughout the wider district.
Exploration activities were suspended at the beginning of the second quarter of 2020 in response to COVID-19 and resumed early in the fourth quarter. Exploration activities focused primarily on El Carricito, Carboneras, and along the Puerto del Aire trend. During the fourth quarter, exploration spending totaled $1.8 million, of which $0.2 million was capitalized. For 2020, exploration expenditures were $5.1 million, of which $0.9 million was capitalized related to La Yaqui Grande.

Lynn Lake (Manitoba, Canada)
In the fourth quarter of 2020, 1,604 m of drilling was completed in nine holes. Interpretation of data collected during the 2020 field season was undertaken in the fourth quarter with a focus on continuing to advance a pipeline of prospective regional exploration targets. Exploration spending totaled $1.8 million in the fourth quarter and $5.3 million for 2020.
                                        21

2020 Management’s Discussion and Analysis
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2020, the Company realized an average gold price of $1,860 per ounce, slightly below the average London PM Fix price of $1,874 per ounce due to losses on gold hedging contracts entered earlier in the year. During 2020, the Company realized an average gold price of $1,763 per ounce, slightly below the London PM Fix of $1,770 per ounce.
As at December 31, 2020, the Company had 31,500 ounces hedged for the first half of 2021 which ensure a minimum average realized gold price of $1,730 per ounce and a maximum average realized gold price of $2,074 per ounce, regardless of the movement in gold prices during 2021.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2020, the Canadian dollar averaged approximately $1.30 CAD to $1 USD, compared to $1.33 CAD to $1 USD in the third quarter of 2020. The Mexican peso ("MXN") averaged 20.54 MXN to $1 USD in the fourth quarter of 2020 compared to 22.06 MXN to $1 USD in the third quarter of 2020.

The Company recorded a foreign exchange gain of $2.7 million in the fourth quarter related to the translation of the Company's net monetary assets resulting from changes in period-end foreign exchange rates. The Canadian dollar strengthened 5% relative to the US dollar, ending at $1.27 CAD to $1 USD at December 31, 2020 compared to a rate of $1.34 CAD to $1 USD at September 30, 2020. Similarly, the Mexican Peso strengthened 11% to 19.88 MXN to $1 USD at December 31, 2020 compared to a rate of 22.26 MXN to $1 USD at September 30, 2020.

In addition, the movement of the CAD and MXN rates generated a non-cash foreign exchange gain of $13.7 million in the fourth quarter of 2020 on the revaluation of monetary tax and deferred tax balances, which is recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $0.6 million during the fourth quarter, and a realized loss of $1.4 million for 2020. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
                                        22

2020 Management’s Discussion and Analysis
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019	2018
Gold production (ounces)	120,400	122,100	426,800	494,500	505,000
Gold sales (ounces)	121,831	127,148	424,325	494,702	509,879
Operating Revenues	$226.6	$186.0	$748.1	$683.1	$651.8
Cost of sales(1)	$135.8	$136.0	$482.0	$521.4	$639.4
Earnings (loss) from operations	$81.3	$41.6	$227.6	$126.0	($22.6)
Earnings (loss) before income taxes	$85.8	$43.8	$218.2	$128.9	($38.4)
Net earnings (loss)	$76.9	$38.0	$144.2	$96.1	($72.6)
Adjusted net earnings (2)	$58.2	$32.1	$156.5	$83.5	$19.6
Earnings per share, basic	$0.20	$0.10	$0.37	$0.25	($0.19)
Adjusted earnings per share (2)	$0.15	$0.08	$0.40	$0.21	$0.05
Total assets			$3,636.5	$3,396.5	$3,272.2
Total non-current liabilities			638.1	573.9	538.0
Cash flow from operations	$131.4	$77.8	$368.4	$260.4	$213.9
Dividends per share, declared and paid	0.020	0.01	0.065	0.04	0.02
Average realized gold price per ounce	$1,860	$1,463	$1,763	$1,381	$1,278
Cost of sales per ounce of gold sold, including amortization (1)	$1,115	$1,070	$1,136	$1,054	$1,254
Total cash costs per ounce of gold sold (2)	$733	$722	$761	$720	$802
All-in sustaining costs per ounce of gold sold (2)	$1,030	$972	$1,046	$951	$989
(1) Cost of sales includes mining and processing costs, royalties and amortization. For the three and twelve months ended December 31, 2020, cost of sales also includes COVID-19 costs of $nil and $6.5 million, respectively
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2020, the Company sold 121,831 ounces of gold for revenue of $226.6 million, a 22% increase from the prior year period driven by higher realized gold prices, partially offset by lower ounces sold. All operations successfully mitigated the impact of COVID-19 on production and sales in the fourth quarter.
The average realized gold price in the fourth quarter was $1,860 per ounce, a 27% increase compared to $1,463 per ounce realized in the prior year period. The average realized gold price was below the average London PM Fix price of $1,874 per ounce due to the impact of gold hedges entered into earlier in the year.
Cost of Sales
Cost of sales were $135.8 million in the fourth quarter, which was consistent with the prior year period.
Mining and Processing
Mining and processing costs were $86.0 million, 2% lower than the comparative period. The decrease was driven by lower mining costs at Young Davidson, which transitioned to the new lower mine infrastructure in the third quarter, as well as lower costs at Island Gold. Partially offsetting these improvements were COVID-19 testing and other incremental costs, which have been included in mining and processing costs in the quarter.
Consolidated total cash costs for the quarter were $733 per ounce, a 2% increase compared to $722 per ounce in the prior year period. Lower grades mined in the quarter drove total cash costs higher at Mulatos, which were partially offset by lower costs at Island Gold.
AISC were $1,030 per ounce in the quarter, a 6% increase from the comparative period in 2019 due to higher sustaining capital costs at Mulatos related to stripping activities at El Salto.
                                        23

2020 Management’s Discussion and Analysis
Royalties
Royalty expense was $3.3 million in the quarter, lower than the prior year period of $4.4 million due to a reduced royalty obligation at Island Gold following the repurchase of a royalty in the first quarter of 2020.
Amortization
Amortization of $46.5 million in the quarter was higher than the prior year period due to higher amortization charges at Young-Davidson and Mulatos. Amortization of $382 per ounce was $34 per ounce higher than the prior year reflecting increased production from Cerro Pelon which carries a higher amortization per ounce expense. In addition, amortization per ounce increased following the completion of the lower-mine tie-in at Young-Davidson, which commenced amortization of the new infrastructure.
Earnings from Operations
The Company recognized earnings from operations of $81.3 million in the quarter, 95% higher than the prior year period due to improved operating margins driven by an increase in realized gold prices.
Net Earnings
The Company reported net earnings of $76.9 million in the quarter, compared to net earnings of $38.0 million in the comparative period. Net earnings benefited from an increasing gold price as well as the strengthening Canadian dollar and Mexican Peso, which resulted in a $2.7 million foreign exchange gain and an additional $13.7 million foreign exchange gain recorded within deferred tax expense. On an adjusted basis, earnings of $58.2 million, or $0.15 per share, were 88% higher compared to the prior year primarily driven by improved operating margins. Adjusted earnings reflect adjustments for one-time gains and losses, as well as foreign exchange movements.
Review of 2020 Financial Results

Operating Revenue
For the full year 2020, the Company sold 424,325 ounces of gold for record revenues of $748.1 million, a 10% increase compared to 2019 driven by higher realized gold prices, partially offset by lower ounces sold. The decrease in ounces sold is primarily a result of the planned temporary shutdown of the Northgate shaft at Young-Davidson to facilitate the tie in of the lower mine infrastructure, resulting in lower mining rates and production between February and mid-July. In addition, Island Gold and Mulatos temporarily suspended operations in the second quarter in response to COVID-19. Lower gold sales were offset by higher realized gold prices of $1,763 per ounce for the full year compared to $1,381 per ounce in 2019.
Cost of Sales
Cost of sales were $482.0 million in 2020, down from $521.4 million in 2019 due to the lower mining and processing rates at all sites, partially offset by incremental COVID-19 costs incurred at the Company's operating sites throughout the last nine months of the year.
Mining and Processing
Mining and processing costs decreased to $312.6 million in 2020 from $339.0 million in the prior year, primarily due to lower tonnes mined at Young-Davidson and Mulatos. Lower throughput levels had the impact of increasing consolidated total cash costs by 6% to $761 per ounce in 2020 compared to $720 per ounce in the prior year. The increase in total cash costs was primarily driven by higher cost production at Young-Davidson during the lower mine tie-in as underground ore was trucked to surface and lower grade stockpiles were processed.
AISC increased to $1,046 per ounce in 2020 from $951 per ounce in the prior year. The increase was primarily driven by the higher total cash costs and higher sustaining capital on a per ounce basis given lower ounces sold in 2020.
Royalties
Royalty expense was $10.2 million for 2020, a 41% decrease compared to $17.4 million in the prior year. This was primarily due to 14% less ounces sold, a lower royalty obligation at Mulatos with the completion of the third-party royalty commitment in the first quarter of 2019, and a lower royalty obligation at Island Gold following the repurchase of a 3% NSR royalty in the first quarter of 2020.
Amortization
Amortization of $152.7 million for 2020 was lower than the prior year due to fewer ounces sold. On a per ounce basis, amortization was $360 per ounce, or $26 per ounce higher than the prior year due to the start of production from Cerro Pelon in 2020 which carries higher amortization per ounce.
                                        24

2020 Management’s Discussion and Analysis
Earnings from Operations
The Company recognized record earnings from operations of $227.6 million for 2020, compared to $126.0 million in 2019. The increase in earnings from operations was driven by a 28% increase in realized gold prices.
Net Earnings
The Company reported net earnings of $144.2 million in 2020 compared to net earnings of $96.1 million in 2019. Net earnings were impacted by the volatility in the Canadian dollar and Mexican Peso, which resulted in a $1.4 million foreign exchange loss, as well as a $3.1 million foreign exchange loss recorded within deferred tax expense. In addition, the Company incurred incremental costs related to COVID-19 in 2020. On an adjusted basis, earnings of $156.5 million or $0.40 per share for 2020 were 90% higher than in the prior year, driven by higher realized gold prices. Adjusted earnings reflect adjustments for one-time gains and losses, COVID-19 expenses incurred in the second quarter, as well as foreign exchange movements recorded in deferred taxes and foreign exchange loss.
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Exploration expense	($2.6)	($1.7)	($7.2)	($6.7)
Corporate and administrative expense	(5.7)	(5.2)	(21.0)	(19.8)
Share-based compensation expense	(1.2)	(1.5)	(10.3)	(9.2)
Finance expense	(1.3)	(0.4)	(4.3)	(2.5)
Foreign exchange gain (loss)	2.7	—	(1.4)	0.3
Other gain (loss)	3.1	2.6	(3.7)	5.1
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Expenses incurred in the fourth quarter and for the full year related to activities at Mulatos and corporate support, as the majority of spending at Island Gold was capitalized.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs were slightly higher in the quarter and the year due to a higher number of personnel compared to the prior year periods, and implementation of COVID safety protocols, partially offset by lower travel expenses incurred due to travel restrictions. For the full year, corporate and administrative costs of $21.0 million was in-line with guidance.
Share-based compensation
Share-based compensation expense was $1.2 million in the fourth quarter, consistent with the prior year period. For 2020, share-based compensation of $10.3 million was higher than the prior due to an increasing share price which resulted in higher share-based compensation charges on the revaluation of outstanding cash-based long-term incentives.
Finance expense
Finance expense increased slightly due to higher standby fees, as the Company increased its credit facility to $500.0 million in December 2019. Interest incurred on the $100.0 million drawn on the facility earlier in the year was capitalized to development projects.
Foreign exchange gain (loss)
A foreign exchange gain of $2.7 million was recorded in the fourth quarter, resulting from the impact of the strengthening Canadian dollar and Mexican peso relative to the US dollar on foreign denominated net monetary assets and liabilities. For the full year, a foreign exchange loss of $1.4 million was realized.
The Company applies hedge accounting to its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the fourth quarter, the Company realized
                                        25

2020 Management’s Discussion and Analysis
a gain of $0.6 million on settled foreign exchange contracts. In addition, the outstanding contracts had a mark-to-market gain of $4.0 million, net of tax, as at December 31, 2020, which is recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gain (loss)
Other items in the quarter and for the full year 2020, include unrealized mark-to-market gains on gold option contracts, gains on renunciation of flow-through exploration expenditures and other one-time charges.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the year ended December 31, 2020, the Company recognized a current tax expense of $30.1 million and a deferred tax expense of $43.9 million, compared to a current tax expense of $12.7 million and deferred tax expense of $20.1 million in the year ended December 31, 2019. The current income tax expense in 2020 primarily related to income and mining tax expense in Mexico. The deferred tax expense was primarily driven by the increased use of tax pools compared to accounting depreciation, adjusted by foreign exchange recognized in deferred taxes during the year.
The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within taxes for the year ended December 31, 2020 was a $3.1 million expense (2019 - $13.2 million recovery).

Financial Condition

	December 31, 2020	December 31, 2019
Current assets	$473.4	$394.3	Current assets have increased compared to the prior year, primarily driven by an increase in cash and cash equivalents and equity securities. The increase in cash and cash equivalents is mainly attributable to free cash flow generated during the year of $122.3 million, partially offset by the repurchase of a royalty at Island Gold for $54.8 million, the acquisition of Trillium Mining Corp. for $19.5 million, and dividend payments and share repurchases totalling of $29.4 million. Equity securities have increased due to a significant mark to market increase in the investments, offset by the sale of certain equity securities for proceeds of $9.7 million
Long-term assets	3,163.1	3,002.2	The increase in long-term assets was driven by the repurchase of the 3% royalty at Island Gold for $54.8 million, the acquisition of Trillium Mining Corp. for $19.5 million and capital expenditures at the mine sites, partially offset by amortization in the year
Total assets	$3,636.5	$3,396.5
Current liabilities	$146.9	$127.3	Current liabilities are higher primarily due to a higher income tax payable balance at the Mulatos mine
Non-current liabilities	638.1	573.9	Non-current liabilities are higher than the prior year as a result of an increase in the deferred income tax liability driven by foreign exchange movements, as well as an increase in decommissioning liabilities
Total liabilities	$785.0	$701.2
Shareholders’ equity	$2,851.5	$2,695.3	Shareholders' equity increased in the period mainly as a result of net income generated during the period, as well as mark-to-market gains on equity shares recorded in AOCI, offset by dividends issued and share re-purchases
Total liabilities and equity	$3,636.5	$3,396.5
                                        26

2020 Management’s Discussion and Analysis
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2020, the Company had cash and cash equivalents of $220.5 million and $43.7 million in equity securities, compared to $182.8 million and $22.8 million, respectively, at December 31, 2019. In addition, the Company has access to $500.0 million of liquidity available under its credit facility. In the opinion of management, the Company's liquidity position of $764.2 million at December 31, 2020 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Cash flow provided by operating activities	$131.4	$77.8	$368.4	$260.4
Cash flow used in investing activities	(85.4)	(75.3)	(314.1)	(267.6)
Cash flow used in financing activities	(99.8)	(5.8)	(15.6)	(17.0)
Effect of foreign exchange rates on cash	0.2	0.5	(1.0)	1.0
Net (decrease) increase in cash	(53.6)	(2.8)	37.7	(23.2)
Cash and cash equivalents, beginning of period	274.1	185.6	182.8	206.0
Cash and cash equivalents, end of period	$220.5	$182.8	$220.5	$182.8
Cash flow provided by operating activities
In the fourth quarter of 2020, operating activities generated record cash flow of $131.4 million compared to $77.8 million in the same period in 2019, a 69% increase resulting from higher realized gold prices and operating margins. Cash flow provided by operations before working capital and taxes paid was $126.5 million in the fourth quarter compared to $81.7 million in the prior year period. Working capital changes in the quarter reflect a decrease in accounts payable balances and tax installment payments in Mexico, partially offset by a higher inventory balance. For the year, operating activities generated $368.4 million compared to $260.4 million in the prior year as a result of higher realized prices, partially offset by lower production resulting from temporary suspensions in the second quarter at Island Gold and Mulatos due to COVID-19 and the lower-mine tie-in at Young-Davidson.
Cash flow used in investing activities
For the fourth quarter of 2020, capital expenditures of $73.4 million were consistent with the expenditures of $72.9 million in the fourth quarter of 2019. Capital expenditures were lower at Young-Davidson, as the lower mine expansion was completed in the third quarter, and spending focused on the new tailings facility in the fourth quarter. Lower spending at Young-Davidson was offset by higher capital spending at Mulatos, which included construction of La Yaqui Grande and pre-stripping at El Salto. For the year, the Company invested $246.1 million on capital expenditures compared to $263.6 million in the prior year. The reduction in spending was mainly related to lower capital spending on Kirazli.
In addition to capital expenditures, key investing activities during the year included the acquisition of Trillium Mining Corp. for $19.5 million which owns property adjacent to the Island Gold mine, significantly expanding the Island Gold land package. As well, in the first quarter of 2020, the Company repurchased an existing royalty on the Island Gold mine for $54.8 million. The repurchase will benefit the mine through a significantly lower royalty expense in future periods.
Cash flow used in financing activities
During the quarter, the Company repaid $100.0 million outstanding of the credit facility drawn in the first quarter of 2020, bringing the balance down to nil. In addition, the Company declared and paid a dividend of $0.02 per share, or $7.4 million in the fourth quarter, bringing the full year dividends paid in cash to $23.9 million. The Company also repurchased and cancelled 1,133,561 shares for $5.5 million or $4.89 per share during the year. Offsetting these outflows, the Company received $7.5 million in proceeds on the exercise of stock options and $8.3 million in proceeds from the dividend reinvestment and share purchase plan. In the fourth quarter, the Company suspended the share purchase plan under the Company's DRIP.
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2020 Management’s Discussion and Analysis
Credit Facility
In December 2019, the Company increased the existing credit facility (the "Facility"), from $400.0 million to $500.0 million, expiring on December 17, 2023. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.
During the first quarter of 2020, the Company drew $100.0 million from the Facility. The outstanding balance was repaid in October, 2020 and no amounts are outstanding on the Facility as at December 31, 2020.
The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2020, the Company is in compliance with the covenants.

Contractual Obligations	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	0.6	0.9	0.9	0.5	2.9
Accounts payable and accrued liabilities	131.4	—	—	—	131.4
Decommissioning liability	—	0.2	18.0	58.4	76.6
Contract mining	64.7	81.8	42.1	25.7	214.3
Capital commitments	30.9	5.2	—	—	36.1
	$227.6	$88.1	$61.0	$84.6	$461.3

Outstanding Share Data

February 23, 2021
Common shares	392,776,822
Stock options	3,521,726
Deferred share units	864,845
Performance share units	1,253,496
Restricted share units	1,968,878
400,385,767
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the years ended December 31, 2020 and 2019.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

                                        28

2020 Management’s Discussion and Analysis
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2020, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.
The following gold collar contracts are outstanding as of December 31, 2020:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2021	Collars	31,500	$1,730	$2,074

The fair value of these contracts was nominal at December 31, 2020 (December 31, 2019 - liability of $0.7 million). The options mature monthly throughout the first half of 2021.
For the year ended December 31, 2020, the Company realized losses of $8.1 million related to the settlement of option contracts (2019 - realized losses of $5.9 million). Total unrealized gains for the year ended December 31, 2020 was $0.7 million (2019 - unrealized losses of $0.6 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at December 31, 2020, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2021	Collars	45.0	1.31	1.38
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2021	Collars	1,185.0	20.96	25.28
The fair value of these contracts was an asset of $4.3 million at December 31, 2020 (December 31, 2019 - asset of $3.3 million). For the year ended December 31, 2020, the Company realized losses of $1.4 million on the foreign currency contracts (for the year ended December 31, 2019 - realized gains of $1.5 million).
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at December 31, 2020, the Company has hedged 504,000 gallons of diesel at a range of $1.00 to $1.50 per gallon.
The fair value of these contracts was an asset of $0.1 million as at December 31, 2020 (December 31, 2019 – nil). For the year ended December 31, 2020, the Company has an unrealized gain of $0.1 million recorded in accumulated other comprehensive loss related to the fuel hedges (2019 - unrealized gain of $0.5 million). The Company did not recognize any ineffectiveness on the hedging instruments.
                                        29

2020 Management’s Discussion and Analysis
Summary of Quarterly Financial and Operating Results

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Gold ounces produced	120,400	117,100	78,400	110,800	122,100	121,900	125,200	125,300
Gold ounces sold	121,831	116,035	74,605	111,854	127,148	119,392	128,457	119,705
Operating Revenues	$226.6	$218.4	$126.2	$176.9	$186.0	$172.9	$168.1	$156.1
Earnings from operations	$81.3	$88.0	$12.1	$46.2	$41.6	$37.5	$28.2	$18.7
Net earnings (loss)	$76.9	$67.9	$11.7	($12.3)	$38.0	$17.7	$23.6	$16.8
Earnings (loss) per share, basic	$0.20	$0.17	$0.03	($0.03)	$0.10	$0.05	$0.06	$0.04
Adjusted net earnings (1)	$58.2	$56.9	$9.8	$29.4	$32.1	$23.4	$17.7	$10.3
Adjusted earnings per share, basic (1)	$0.15	$0.14	$0.03	$0.08	$0.08	$0.06	$0.05	$0.03
Earnings before interest, taxes, depreciation and amortization (1)	$133.6	$130.5	$40.9	$76.7	$88.4	$78.4	$69.1	$60.5
Cash provided by operating activities	$131.4	$130.8	$49.6	$56.6	$77.8	$67.9	$72.3	$42.4
Average realized gold price	$1,860	$1,882	$1,692	$1,582	$1,463	$1,448	$1,309	$1,304
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

For the past eight quarters, production and gold ounces sold have been relatively consistent, with the exception of the first and second quarters of 2020. Production was lowest in the second quarter of 2020, driven by temporary suspensions at both Island Gold and Mulatos due to COVID-19, and lower production at Young-Davidson as the lower mine tie-in was completed. Operations returned to full capacity in the third and fourth quarters of 2020, leading to higher production at Young-Davidson following completion of the lower mine tie-in, and record production at Island Gold in the fourth quarter of 2020.
Earnings from operations and cash flow from operating activities have continuously improved since Q1 2019 as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced and positive cash flow from operations. The fourth quarter of 2020 represented record adjusted net earnings, cash flow from operations and earnings before interest, taxes, depreciation and amortization.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
                                        30

2020 Management’s Discussion and Analysis
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other gain (loss)” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019	2018
Net earnings (loss)	$76.9	$38.0	$144.2	$96.1	($72.6)
Adjustments:
COVID-19 costs	—	—	6.5	—	—
Foreign exchange (gain) loss	(2.7)	—	1.4	(0.3)	4.4
Other (gain) loss	(3.1)	(2.6)	3.7	(5.1)	8.4
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(13.7)	(8.6)	3.1	(13.2)	28.8
Impairment of El Chanate inventory	—	—	—	—	64.0
Tax impact on impairment of El Chanate inventory	—	—	—	—	(14.1)
Other income tax and mining tax adjustments	0.8	5.3	(2.4)	6.0	0.7
Adjusted net earnings	$58.2	$32.1	$156.5	$83.5	$19.6
Adjusted earnings per share - basic and diluted	$0.15	$0.08	$0.40	$0.21	$0.05
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
                                        31

2020 Management’s Discussion and Analysis
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Cash flow from operating activities	$131.4	$77.8	$368.4	$260.4
Add (less): Changes in working capital and cash taxes	(4.9)	3.9	14.5	32.7
Cash flow from operating activities before changes in working capital and cash taxes	$126.5	$81.7	$382.9	$293.1
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Cash flow from operating activities	$131.4	$77.8	$368.4	$260.4
Less: mineral property, plant and equipment expenditures (1)	(73.4)	(72.9)	(246.1)	(263.6)
Company-wide free cash flow	$58.0	$4.9	$122.3	($3.2)
(1) Mineral property, plant and equipment expenditures exclude the Island Gold royalty repurchase of $54.8 million in the first quarter of 2020, and the acquisition of Trillium Mining Corp. for $19.5 million in the fourth quarter of 2020.

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$131.4	$77.8	$368.4	$260.4
Add: operating cash flow used by non-mine site activity	2.2	1.6	25.6	24.3
Cash flow from operating mine-sites	$133.6	$79.4	$394.0	$284.7

Mineral property, plant and equipment expenditure [1]	$73.4	$72.9	$246.1	$263.6
Less: capital expenditures from development projects, and corporate	(6.5)	(11.7)	(21.5)	(40.6)
Capital expenditure from mine-sites	$66.9	$61.2	$224.6	$223.0

Total mine-site free cash flow	$66.7	$18.2	$169.4	$61.7
(1)Excludes a royalty repurchase of $54.8 million at Island Gold in the first quarter of 2020 and $19.5 million paid for the acquisition of Trillium Mining Corp. in the fourth quarter of 2020
                                        32

2020 Management’s Discussion and Analysis

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$50.3	$38.9	$101.3	$112.7
Mineral property, plant and equipment expenditure	(19.5)	(27.0)	(101.7)	(99.9)
Mine-site free cash flow	$30.8	$11.9	($0.4)	$12.8

Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$24.6	$10.5	$110.5	$41.5
Mineral property, plant and equipment expenditure	(20.5)	(9.5)	(42.1)	(54.2)
Mine-site free cash flow	$4.1	$1.0	$68.4	($12.7)

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$58.7	$34.1	$182.2	$133.4
Mineral property, plant and equipment expenditure [1]	(26.9)	(24.7)	(80.8)	(68.9)
Mine-site free cash flow	$31.8	$9.4	$101.4	$64.5
(1)Excludes a royalty repurchase of $54.8 million at Island Gold in the first quarter of 2020

Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
                                        33

2020 Management’s Discussion and Analysis
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$86.0	$87.4	$312.6	$339.0	$387.2
Royalties	3.3	4.4	10.2	17.4	21.6
Total cash costs	89.3	91.8	322.8	356.4	408.8
Gold ounces sold	121,831	127,148	424,325	494,702	509,879
Total cash costs per ounce	$733	$722	$761	$720	$802

Total cash costs	$89.3	$91.8	$322.8	$356.4	$408.8
Corporate and administrative(1)	5.7	5.2	21.0	19.8	17.4
Sustaining capital expenditures(2)	27.5	23.3	82.1	76.8	63.8
Share-based compensation	1.2	1.5	10.3	9.2	6.6
Sustaining exploration	1.2	1.2	5.0	5.4	4.8
Accretion of decommissioning liabilities	0.6	0.6	2.6	2.8	3.0
Total all-in sustaining costs	$125.5	$123.6	$443.8	$470.4	$504.4
Gold ounces sold	121,831	127,148	424,325	494,702	509,879
All-in sustaining costs per ounce	$1,030	$972	$1,046	$951	$989
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019	2018
(in millions)
Capital expenditures per cash flow statement	$73.4	$72.9	$246.1	$263.6	$221.5
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.7)	(10.6)	(75.6)	(53.7)	(50.8)
Mulatos	(8.1)	(8.3)	(15.1)	(47.7)	(28.1)
Island Gold	(18.6)	(19.0)	(51.8)	(44.8)	(45.9)
Corporate and other	(6.5)	(11.7)	(21.5)	(40.6)	(32.9)
Sustaining capital expenditures	$27.5	$23.3	$82.1	$76.8	$63.8
                                        34

2020 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$36.9	$38.1	$133.9	$146.6
Royalties	1.2	1.5	3.7	4.4
Total cash costs	$38.1	$39.6	$137.6	$151.0
Gold ounces sold	48,094	51,694	134,987	188,785
Total cash costs per ounce	$792	$766	$1,019	$800

Total cash costs	$38.1	$39.6	$137.6	$151.0
Sustaining capital expenditures	6.8	16.4	26.1	46.2
Sustaining exploration	—	—	—	0.3
Accretion of decommissioning liabilities	—	—	0.2	0.1
Total all-in sustaining costs	$44.9	$56.0	$163.9	$197.6
Gold ounces sold	48,094	51,694	134,987	188,785
Mine-site all-in sustaining costs per ounce	$934	$1,083	$1,214	$1,047

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$30.4	$27.8	$120.9	$107.8
Royalties	0.3	0.2	1.3	3.1
Total cash costs	$30.7	$28.0	$122.2	$110.9
Gold ounces sold	31,132	34,127	149,724	141,496
Total cash costs per ounce	$986	$820	$816	$784

Total cash costs	$30.7	$28.0	$122.2	$110.9
Sustaining capital expenditures	12.4	1.2	27.0	6.5
Sustaining exploration	0.7	0.7	3.0	3.1
Accretion of decommissioning liabilities	0.6	0.5	2.3	2.3
Total all-in sustaining costs	$44.4	$30.4	$154.5	$122.8
Gold ounces sold	31,132	34,127	149,724	141,496
Mine-site all-in sustaining costs per ounce	$1,426	$891	$1,032	$868

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$18.7	$17.4	$57.8	$64.2
Royalties	1.8	2.7	5.2	9.9
Total cash costs	$20.5	$20.1	$63.0	$74.1
Gold ounces sold	42,605	39,652	139,614	149,746
Total cash costs per ounce	$481	$507	$451	$495

Total cash costs	$20.5	$20.1	$63.0	$74.1
Sustaining capital expenditures	8.3	5.7	29.0	24.1
Accretion of decommissioning liabilities	—	0.1	0.1	0.1
Total all-in sustaining costs	$28.8	$25.9	$92.1	$98.3
Gold ounces sold	42,605	39,652	139,614	149,746
Mine-site all-in sustaining costs per ounce	$676	$653	$660	$656
                                        35

2020 Management’s Discussion and Analysis
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Net earnings	$76.9	$38.0	$144.2	$96.1
Add back:
COVID-19 costs	—	—	6.5	—
Finance expense	1.3	0.4	4.3	2.5
Amortization	46.5	44.2	152.7	165.0
Deferred income tax (recovery) expense	(0.8)	11.6	43.9	20.1
Current income tax expense (recovery)	9.7	(5.8)	30.1	12.7
EBITDA	$133.6	$88.4	$381.7	$296.4
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
Accounting Estimates, Policies and Changes

Many of the amounts included in the Consolidated Statements of Financial Position require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Accounting Policies and Changes
The Company's significant accounting policies and future changes in accounting policies are presented in the consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the consolidated financial statements, as described in note 3.

The Company adopted amendments to accounting standards that were effective January 1, 2020, and are described in note 3(v) of the audited consolidated financial statements.

Critical accounting estimates and judgements
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s consolidated financial statements for the year ended December 31, 2020 (note 4).
                                        36

2020 Management’s Discussion and Analysis
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was effective as at December 31, 2020.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.v
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2020 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2020.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

                                        37

2020 Management’s Discussion and Analysis
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.
The financing, exploration, development and mining of any of the Company’s properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risk
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s Mineral Resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined, reduce the Company’s ability to generate cash flow to finance its operations and support development and expansion projects or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all of its current projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
From time to time the Company may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development stage assets in Canada, the United States, Mexico and Turkey, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars, Mexican pesos and Turkish lira and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos and Turkish lira.
The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.

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2020 Management’s Discussion and Analysis
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
If utilized, the Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:
•Incur additional indebtedness;
•Pay dividends or make other distributions or repurchase or redeem its capital stock;
•Prepay, redeem or repurchase certain debt;
•Make loans and investments;
•Sell, transfer or otherwise dispose of assets;
•Incur or permit to exist certain liens;
•Enter into certain transactions with affiliates;
•Enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
Liquidity Risk
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.
In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.
The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.

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2020 Management’s Discussion and Analysis
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Island Gold and Mulatos Mines account for all of the Company’s current commercial production and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, labour relations, expansion plans or ongoing permitting at Young-Davidson, Island Gold or Mulatos could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, leach pad inventory, assumptions with respect to development and expansion activities, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena (including consequences of climate change) such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; lack of adequate housing for workers; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or delays in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, the Company has commenced an expansion of its operations, (including the installation of a shaft, paste plant, and expansion of the mill and tailings facility) at its Island Gold Mine, is engaged in exploration activities at Lynn Lake in Manitoba, the development of its La Yaqui Grande deposit near the Mulatos Mine in Mexico and the construction (suspended) of its Kirazlı Mine in Turkey. Technical considerations, lack of support from First Nations communities surrounding Island Gold and Lynn Lake for the expansion and exploration projects there, delays in obtaining governmental approvals, inability to obtain financing or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.
Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development stage projects in Canada, Mexico, the United States and Turkey. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are
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2020 Management’s Discussion and Analysis
subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of Proven and Probable Mineral Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.
The figures for the Company’s Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s Mineral Reserve and Mineral Resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from Mineral Resources or Mineral Reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of Mineral Resources and Mineral Reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to Mineral Resources and Mineral Reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in Mineral Resources and Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. There is a risk that depletion of Mineral Reserves will not be offset by discoveries, acquisitions or the conversion of Mineral Resources into Mineral Reserves. The Mineral Reserve base of Alamos’ mines may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral Resources and Mineral Reserves are reported as general indicators of mine life. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, Mineral Reserves and grades must be considered as estimates only.
In addition, the quantity of Mineral Resources and Mineral Reserves may vary depending on metal prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in Mineral Resources and Mineral Reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.
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2020 Management’s Discussion and Analysis
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such Mineral Resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Mineral Resources constitute or will be converted into Mineral Reserves.
Legal, Permitting, Regulatory, Title and Political Risk
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Turkey and the USA. Economic, legal and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change), labour laws and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development stage assets in Turkey”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.
Risk related to development stage assets in Turkey
The Company has development stage mineral properties located in Turkey. Economic and political conditions in Turkey could adversely affect the business activities of the Company.
On October 14, 2019, the Company reported that it had suspended all construction activities at its Kirazlı Project in Turkey pending the renewal of its mining operating licenses which expired on October 13, 2019. On October 16, 2020, the Company received notice that the Turkish government would not be renewing the Company’s Forestry Permits for the Kirazli Project because the mining operating license had not been restored within a one-year timeframe of the its expiry. Although the Company has received assurances from the Turkish government that it has complied with all the regulatory requirements, it has not received the renewal of its mining operating license. The consequence of non-renewal is that no further work can take place at the Kirazli Project. Consequently, the Company cannot provide assurance it will be able to maintain its existing permits and/or obtain all additional permits or operating licenses that it requires for its proposed mining activities. There can be no certainty with respect to permitting timelines or the receipt of operating license and forestry permit renewal. These conditions are beyond the Company’s control. There can be no assurances that any mitigating actions by the Company, including any legal action in Turkish courts or pursuant to bilateral investment treaties, will be effective or successful. Turkey has recently experienced significant political, social, legal and regulatory instability. The impact of the change in political climate in Turkey in recent years is yet largely unknown, but will in instances likely include heightened control of the judiciary, bureaucracy, media and the private business sector. Changes to existing governmental regulations may affect the Company’s ability to conduct business, mineral exploration and mining activities more broadly and the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to, resource nationalism, terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to requirements that certain contracts be denominated in Turkish Lira,
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2020 Management’s Discussion and Analysis
restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change), labour laws and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
In addition to the specific challenges the Company is facing with respect to its Kirazlı Project, a number of approvals, licenses and permits are also required for various aspects of exploration, development and expansion projects at the Company’s projects. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.
In order to maintain mining operating and/or exploration licenses in good standing, operating and/or exploration license holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its operating licenses in good standing, there is risk, as in the case with the Kirazlı Project in Turkey, that the relevant permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the operating licenses would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its operating licenses in good standing. If the operating licenses were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. In April 2020, the Company’s suffered an armed robbery at its Mulatos Mine. There were no injuries and the value of the loss was ultimately recovered. The Company takes measures and maintains insurance to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes has no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult, if not impossible, to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to
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2020 Management’s Discussion and Analysis
successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where our projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with indigenous peoples and nations with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of our operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.

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2020 Management’s Discussion and Analysis
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Such changes include, but are not limited to, changes in labour laws, outsourcing laws, social security laws and employment standards. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition. For example, in November 2020, Mexico’s Executive Branch introduced a bill that will, if passed, amend various federal laws including the Federal Labour Law. This change would, for the most part, eliminate the use of service companies in Mexico that provide outsourced labour and would require companies to hire its employees directly, resulting in a requirement to pay profit-sharing required by Mexican laws to those employees. Currently, Alamos operates in Mexico using two legal entities – an operating entity which owns the Mulatos mine, and a labour services entity which employs the workforce that provides services to the Mulatos mine. This structure is currently the norm in Mexico for most industries. The extent to which the foregoing proposed legislative changes could adversely impact the Company is not yet fully ascertainable.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.
Companies today are at much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s Kirazli Project in Turkey, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Health and Environmental Risks
Alamos’ operations may be exposed to widespread pandemic
COVID-19, along with any other potential regional or global pandemic, could have material adverse impacts on our ability to operate and meet expected timelines for development and expansion projects (e.g., the shaft expansion project at our Island Gold mine and the La Yaqui Grande construction project) due to employee absences, disruption in our supply chains, information technology system constraints, government interventions, market volatility, overall economic uncertainty and other actors currently unknown and not anticipated. Any such disruptions could potentially cause gold sales disruptions and could impact the ability to meet production, cost and capital guidance. Alamos’ operations are located in areas relatively remote from local towns and villages. We rely on various modes of transportation to house our employees, move around our people, our product and the necessary supplies and inputs for our operations. At both Mulatos and Island Gold, we have a high concentration of personnel working and residing in close proximity to one another at the Mine site (camps). Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place Alamos’ workforce at risk. The Company takes every precaution to strictly follow industrial hygiene and occupational health guidelines, along with our evolving pandemic management protocols, including on-site testing and physical distancing. Approximately 50% of the Island Gold workforce comes from the local communities with the other 50% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly-out basis from various other regions. In November 2020, our Young-Davidson mine site experienced a COVID-19 outbreak. Operations at Young-Davidson continued to run normally as necessary precautions were taken to limit the spread. The geology, engineering and finance departments worked from home, contact tracing was completed and testing was performed on employees who may have been in close contact with the infected. The cases were resolved and the outbreak was declared over at the end of November. As the economy reopened, there was a steady increase in COVID-19 cases which led to government-mandated lockdowns around the world. There continues to be a risk that a virus outbreak could occur again at any operating
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2020 Management’s Discussion and Analysis
sites or in the local community which could result in the temporary closure of the Company’s operations. Employees and local communities have expressed concerns in national and social media of contracting COVID-19 from mine site employees and spreading the virus into nearby communities. If any outbreaks occur, the government could order temporary suspensions requiring a shutdown of mining operations. Consequently, there can be no assurance that COVID-19 or another infectious illness will not materially impact Alamos’ personnel and ultimately its operation, cash flows or financial condition.
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, management of tailings facilities, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non- compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control dispersion of potentially deleterious effluents; and, reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

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2020 Management’s Discussion and Analysis
Water management at the Company’s mining operations
The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Island Gold and Mulatos mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned due to the potential for competing interest and demand for water, or due to the potential impact of drought and dry spells on water availability within local river basis, lakes or aquifers. The Company will strive to ensure that its activities do not adversely impact the natural environment, community water sources and will seek to minimize freshwater withdrawals whenever possible. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks
The Company’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern and recognizes that our operations are subject to extensive transition and physical climate-related risks. As we adopt the recommendations of the Taskforce on Climate-related Financial Disclosure, we have expanded the Company’s disclosure beyond climate-related risks to also address climate governance, strategy, risk management, metrics and targets.
Transition and Physical Climate-Related Risks
Transition risks are associated with society’s transition to a low-carbon economy. These risks are highly uncertain and may have an adverse effect on Company operations. Alamos operates in Canada and Mexico where both countries are signatories to the Paris Agreement to limit the global average temperature rise below 2 degrees Celsius and pursue efforts to limit the increase to 1.5 degrees Celsius. Both Canada and Mexico have implemented regulations to monitor, report and/or reduce greenhouse gas (GHG) emissions, and the costs required to comply are not anticipated to have a material adverse effect on the Company’s operations. In Canada, Young-Davidson and Island Gold report emissions under the Output-Based Pricing System (OBPS) and will transition to the Ontario Emissions Performance Standard (EPS) following its acceptance by the federal government in September 2020 and the finalization of transition terms between the Ontario and Federal governments. The EPS sets the price of excess emission units in lockstep with the federal backstop carbon price, which is CAD $30 per tonne of CO2e in 2020, increasing to CAD $170 per tonne by 2030. Both Island Gold and Young-Davidson fall significantly below the emissions threshold for covered facilities under the OBPS and EPS, though benefit by voluntarily opting-in and avoiding the fuel charge component of the federal carbon pollution pricing system. In Mexico, a carbon tax applies to fossil fuels across all sectors at rates of approximately USD $2.30 per tonne of CO2e. An Emission Trading System (ETS) pilot led by the Mexican Ministry of Environment and Natural Resources (SEMARNAT) began in January 2020 but is not anticipated to affect the Mulatos Mine as the ETS targets facilities generating over 100,000 tonnes CO2e per year from fixed sources. Costs to comply with current and future regulations are difficult to predict. While carbon taxes are currently not material to the Company, government requirements and regulations may be amended, become more stringent, or have other effects on the Company such as incremental increases to fuel prices, accelerating the adoption of lower carbon technologies and electrification. Difficulties in integrating new technologies with existing systems, such as electric mining equipment, or the cost and unproven nature of new technology could have a material adverse effect on the Company’s financial performance and its operational results.
Physical risks are associated with the physical effects of climate change on the Company. Physical risks can be event-driven (acute) or longer-term shifts (chronic) in climate patterns. These risks are highly uncertain, are particular to the unique geographic circumstances associated with each site, and may have an adverse effect on Company operations. The Company has qualitatively assessed the impact of climate risks on its operations and development projects, using climate scenarios to project changes to climate indicators under 2˚C and 4˚C scenarios. We identified several risks and opportunities based on projected increases to the frequency and intensity of warm spells, cold spells, heavy precipitation, storms, wildfires, floods and drought that can each impact Company assets and result in disruptions to mine permitting, operations, ore extraction, and mine closure, or impact employee safety and the local environment. We assessed risks at our Island Gold, Young-Davidson and Mulatos Mine and one physical risk affecting the Mulatos Mine was determined to have a potential material financial impact on
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the Company. Mulatos is located in northwest Mexico where extended drought conditions are projected to increase, potentially affecting the availability of fresh water withdrawals for mining, processing and refining activities in the dry season. In response, the Mulatos Mine is utilizing existing water models to improve water efficiency, designing a water treatment plant for La Yaqui Grande and investigating options to repurpose existing infrastructure as water reservoirs, potentially increasing the cost of pre-use and post-use water treatment. While the Company has taken measures to mitigate the impact of weather on its operations, severe weather events and prolonged drought – particularly in northwest Mexico - could have an adverse impact on the Company’s ability to achieve production forecasts.
Climate Change Governance
Our commitment to protecting and preserving land, air, water and energy resources is stated in the Company’s Sustainability Policy. The Technical and Sustainability (T&S) Committee of the Board provide oversight of climate change and climate-related impacts including GHG emissions, energy use and water management. The Vice President Sustainability & External Affairs reports to the COO and provides updates to the T&S Committee on climate-related risks, opportunities, and performance. The Company’s Sustainability Management Framework is supported by sustainability standards that are currently being co-developed with sites, including a Climate Change & Greenhouse Gases Standard and an Energy Management Standard. These standards will inform planned actions to reduce emission intensity, energy-related costs and mitigate risks related to climate change, energy security, supply and cost. Accountable persons at each Company site are responsible for implementing the standards and helping the Company meet its climate-related objectives and targets. Energy and climate performance are reported on an annual basis and included in the Company’s public Environmental, Social and Governance (ESG) reporting.
Climate Change Risk Management
Alamos identifies and manages major risks, including significant climate-related risks, to the Company and our sites. The Enterprise Risk Management (ERM) process provides senior management and the Board updates on the key, material risks facing the Company along with details of the risk assessments and corresponding management plans. Climate-related risks are integrated into the Company’s ERM process.
In 2020, the Company conducted an independent climate risk assessment to identify transition and physical risks affecting Company operations and development projects. Risks were determined by literature reviews, site interviews, peer reviews and professional experience, and then analyzed based on future climate risk, i.e., the projected changes to climate-related factors impacting the system. Two climate scenarios were used: RCP8.5 to assess physical risks to Company sites, and the IEA Sustainable Development Scenario (SDS) to assess transition risks to Company operations. A 20-year planning horizon was used (2030-2040), aligned with the current life of mine for Company assets and allowing for meaningful comparison of scenarios for transition and physical risks under a similar time horizon. Physical risk indicators included water stress, drought, cold and warm spells, precipitation, wind, temperature, wildfire and floods. Transition risk indicators included GHG emission regulations, renewable electricity generation shares, cost of renewable energy, cost of abatement, cost of fuels, fossil fuel subsidies and carbon reduction policies. Climate-related risks were validated with Company sites and management, including assessments on likelihood, consequence, risk rating and the effectiveness of existing controls. Climate-related risks are being integrated into site and corporate risk registers for integration within strategic planning and enterprise risk management and will be periodically reviewed and assessed based on site changes and the availability of new, improved data.
Insurance and Compliance Risks
The Company may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
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2020 Management’s Discussion and Analysis
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats, including fraud resulting from cyber threats, have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. While we invest in robust security systems to detect and block inappropriate or illegal access to our key systems, including supervisory control and data acquisition operating systems at our operations, and regularly review policies, procedures and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Senior leadership briefs the Company’s Audit Committee on information security matters at least once a year, and annual independent audits are conducted by the Company’s auditors. Additional independent cyber-specific audits are undertaken on an as-needed basis, and the Company has retained a third-party to provide 24x7 managed detection and response services across the Company’s digital environment. A formal information security training and awareness program is compiled annually and executed in monthly segments across the business.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted Mineral Reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
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2020 Management’s Discussion and Analysis
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:
•Environmental hazards;
•Industrial accidents;
•Metallurgical and other processing problems;
•Unusual or unexpected rock formations;
•Rock falls, pit wall failures and cave-ins;
•Seismic activity;
•Flooding;
•Fires;
•Periodic interruptions due to inclement or hazardous weather conditions;
•Variations in grade, deposit size, continuity and other geological problems;
•Mechanical equipment performance problems;
•Unavailability of materials and equipment;
•Theft of equipment, supplies and bullion;
•Labour force disruptions;
•Civil strife; and
•Unanticipated or significant changes in the costs of supplies.
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of Mineral Reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include:
•The price of gold and other metals;
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2020 Management’s Discussion and Analysis
•The Company’s operating performance and the performance of competitors and other similar companies;
•The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
•Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
•Changes in general economic conditions;
•The arrival or departure of key personnel; and
•Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
Cautionary Note to United States Investors

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2020). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "intend", "estimate", "forecast", "budget", “target”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Such statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 widespread pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; governments and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the
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2020 Management’s Discussion and Analysis
ability to sell or deliver gold dore bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee and community relations (including maintaining social license to operate in Turkey); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; expansion delays with the Phase III Expansion Project at the Island Gold mine; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets, including the renewal of the Company’s mining concessions in Turkey; the timely resumption of construction and development at the Kirazlı project; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax and employment legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's 40-F/Annual Information Form for the year ended December 31, 2019 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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